UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K
[X] Form 10-QSB [ ] Form N-SAR

    For Period Ended: September 30, 2000
    [ ] Transition Report on Form 10-K
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR
    For the Transition Period Ended:

    Read Instruction (on back page) Before Preparing
Form. Please Print or Type.

    Nothing in this form shall be construed to imply that
the Commission has verified any information contained
herein.

    If the notification relates to a portion of the
filing checked above, identify the Item(s) to which the
notification relates:

PART I -- REGISTRANT INFORMATION

Hudson's Grill International, Inc.
Full Name of Registrant

Former Name if Applicable

16970 Dallas Parkway, Suite 402
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75248
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without
unreasonable effort or expense and the registrant seeks
relief pursuant to Rule 12b-25(b), the following should be
completed. Check if appropriate: XX

(a) The reasons described in reasonable detail in Part
III of this form could not be eliminated without
unreasonable effort or expense;

(b) The subject annual report, semi-annual report,
transition report on Form 10-K, Form 20-F, 11-K; or Form
N-SAR, or portion thereof, will be filed on or before the
fifteenth calendar day following the prescribed due date;
or the subject quarterly report or transition report on
Form 10-Q, or portion thereof will be filed on or before
the fifth calendar day following the prescribed due date;
and

(c) The accountant's statement or other exhibit required
by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms
10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition
report or portion thereof, could not be filed within the
prescribed time period.

The CPA's review of the company's financial statements was not received until the due
date for Form 10-QSB; the company has not had the time to examine the CPA's review
and then to write up the MD&A and complete the 10-QSB.

(Attach Extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in
regard to this notification

Robert W. Fischer, Counsel to Registrant; 214-361-7301

Name   (Area Code)(Telephone Number)

(2) Have all other periodic reports required under
Section 13 or 15(d) of the Securities and Exchange Act of
1934 or Section 30 of the Investment Company Act of 1940
during the preceding 12 months or for such shorter period
that the registrant was required to file such report(s)
been filed? If answer is no, identify report(s).

[X] Yes

(3) Is it anticipated that any significant change in
results of operations from the corresponding period for
the last fiscal year will be reflected by the earnings
statements to be included in the subject report or portion
thereof?

[X] No

If so, attach an explanation of the anticipated change,
both narratively and quantitatively, and, if appropriate,
state the reasons why a reasonable estimate of the results
cannot be made.

              Hudson's Grill International, Inc.
            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by
the undersigned hereunto duly authorized.

Date: November 14, 2000

                            By:

                            David L. Osborn
                            President

INSTRUCTION: The form may be signed by an executive
officer of the registrant or by any other duly authorized
representative. The name and title of the person signing
the form shall be typed or printed beneath the signature.
If the statement is signed on behalf of the registrant by

an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (section 232.201 or section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (section 232.13(b) of this chapter).